SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D.C. 20549

                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

                         Commission File Number:  0-13597

(Check One):

[ X ] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F  [   ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR

For Period Ended:          DECEMBER 31, 2001

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
_____________________________________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                        PART I
                                REGISTRANT INFORMATION

Full Name of Registrant:   ASDAR Group


Former Name, if Applicable:
_____________________________________________________________________________

Address of Principal Executive Office (Street and Number):

1239 West Georgia Street, Suite 3004
Vancouver, British Columbia, Canada  V6E 4R8



PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X]        (a)        The reasons described in reasonable detail in Part III of
        this form could not be eliminated without unreasonable effort or expense.

[X]        (b)        The subject annual report, semi-annual report, transition
        report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c)        The accountant's statement or other exhibit required by
        Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

        Asdar Group is requesting this extension because we are waiting for supporting documents in order to complete the December 31, 2001 year end audit. Final information from the audited financial statements is required for the completion of certain portions of the report 10-KSB.

We thank you in advance.

                By:  /s/ Conrado Beckerman
                         ----------------------
                         Conrado Beckerman
                         President

PART IV

OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

Conrado Beckerman, President      (604)   664-0499

(Name)                       (Area Code) (Telephone Number)

 (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [X] Yes   [ ] No


 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ ] Yes   [X] No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               ASDAR Group

                [Name of Registrant as Specified in Charter]

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  April 1, 2002               By: /s/ Conrado Beckerman
                                            -----------------------
                                            Conrado Beckerman
                                            President